UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Backstage Capital, LLC

Legal status of Issuer:

      Form:

      Limited Liability Company

      Jurisdiction of Incorporation/Organization:

      State of Delaware

      Date of Organization:

      August 7, 2018

Physical Address of Issuer:

1550 N El Centro Avenue
Los Angeles, CA 90028

Website of Issuer:

backstagecapital.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Class CF limited liability interests

Target Number of Securities to be Offered:

1000

Price (or Method for Determining Price):

$100.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 1, 2021

Backstage Capital, LLC



Up to $1,070,000 of Class CF Limited Liability Company Interests

Backstage Capital, LLC ("**Backstage Capital**", the "**Company**," "**we**," "**us,**" or "**our**"), is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Class CF limited liability company interests (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Interest Instrument, attached hereto as Exhibit E. Under the Omnibus Class CF Interest Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian")** for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$100,000	$6,000	$94,000
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at backstagecapital.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/backstage

The date of this Form C is February 1, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Backstage Capital, LLC which was formed in the State of Delaware as a limited liability company on August 7, 2018, is an investment advisor to certain venture capital funds.

The Company is located at 1550 N El Centro Avenue, Los Angeles, CA 90028.

The Company's website is backstagecapital.com.

The Company conducts business in the State of California and in other states in which it provides its investment advisory services to its funds.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/backstage and is attached as Exhibit B to this Form C.

The Offering

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Interest Instrument, attached hereto as Exhibit E. Under the Omnibus Class CF Interest Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the **"Custodian")** for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Minimum Amount of the Securities Offered	1000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,000*
Maximum Amount of the Securities Offered	10,700
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$100.00
Minimum Individual Purchase Amount	$100+
Offering Deadline	April 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on page 20.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("**COVID-19**"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths, and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company, the venture capital funds we advise and those funds' portfolio companies. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets, Company, the private venture capital funds we advise (each a, "**Backstage Fund**" and, collectively, the "**Backstage Funds**") and the Backstage Funds' portfolio companies (the "**Portfolio Companies**") even after COVID-19 is contained.

The extent of the impact of COVID-19 on the Company, the Backstage Funds and the Portfolio Companies' operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Backstage Funds and the Portfolio Companies, leverage availability and terms; the Company's ability to source, manage and divest investments; and our ability to achieve the Backstage Fund's investment objectives. All of the foregoing could result in significant losses to the Backstage Funds and their investors and, therefore, to the revenues of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Backstage Funds and the Portfolio Companies, and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any management fee income and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Backstage Fund launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on Arlan Hamilton, our Manager, and Christie Pitts, Brittany Davis and Arnulfo "Chacho" Valadez, our Principals (together, the "***Principals***"). An affiliate of the Company has or intends to enter into employment agreements with the Principals, however there can be no assurance that it will do so or that they will continue to be employed for a particular period of time or that their activities with the Company will be successful. The loss of the Manager, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Backstage Funds to the Manager and the Principals, which will have considerable discretion in the management of the Company and the selection of the Portfolio Companies.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a portion of the Company's revenues rely on the profitability of the Backstage Funds, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies.

The Backstage Funds aim to generate attractive risk-adjusted returns for their investors by investing primarily in early-stage growth companies led by founders who are underrepresented and underestimated in the venture capital industry. In particular, the Backstage Funds invest in companies led by individuals who identify as women, people of color, and those who identify as members of the LGBTQIA community. Although venture capital investments offer the opportunity for significant capital gains, they also involve a high degree of business and financial risk. Most of the

Backstage Funds' investments are in early-stage growth companies, which will have limited or no operating history, substantial variation in operating results from period to period and may experience failures or significant declines in value at any time. The market for securities of such companies may be extremely volatile and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future.

Furthermore, the possibility that a Portfolio Company will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. Additionally, although some of the Portfolio Companies already may have a commercially successful product, or product line when the Company decides a Backstage Fund should invest, the sectors in which the Backstage Funds intend to invest often have a more limited market or life span than products in other industries. Therefore, the ultimate success of these companies often depends on their ability to continually innovate in increasingly competitive markets. The inability of a Portfolio Company to continue to innovate could negatively impact the investment results achieved by the Backstage Funds and, consequently, the revenues of the Company.

The Backstage Funds have limited investment opportunities.

The venture capital sector and industries in which the Backstage Funds are engaged are highly competitive, and therefore, there are no assurances that the Company will be able to find a sufficient number of attractive opportunities to meet the investment objectives of the Backstage Funds. They compete with financial institutions, large publicly traded companies, and other investment funds in providing financing to the businesses that the Backstage Funds will attempt to finance. Many of the Backstage Funds' competitors have greater resources than those available to them or to the Company. Moreover, the industry in which the Backstage Funds' target companies participate is highly competitive, and there are no assurances that any Portfolio Company will obtain the level of success necessary to obtain any Backstage Fund's objectives.

The investment strategies of the Backstage Funds depends on securities that are not publicly traded on any exchange.

There will likely be no public market for the securities of the Portfolio Companies nor can there be any assurance that any public market will ever develop. Accordingly, the Company may have difficulty selling or otherwise disposing of the securities of one or more Portfolio Companies. The difficulty in selling the securities will impact the profits of the Backstage Funds and, ultimately, the revenues of the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing funds, and will be critical to our success as we form and advise new funds. Any incident that erodes investor confidence for the Backstage Funds could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of the Backstage Funds, their investors, their Portfolio Companies or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with investor or Portfolio Company information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of affiliates, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of investor personal data. If any such compromise of our security or the security of information residing with our affiliates, business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as investment adviser registration requirements, laws and regulations and we expect these costs to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company, the Backstage Fund or the Portfolio Companies. Suh regulations may have a significant impact on the Backstage Funds, including restricting the types of investments the Backstage Funds may make, or requiring them to disclose certain confidential information regarding their terms or their investments. The Manager, in her sole and absolute discretion, may cause the Company to be subject to certain regulations if it believes that such business activity is in the Company's best interest, even if such regulations may have a detrimental effect on one or more Investors. The violation of these or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our ability to operate as an investment adviser. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company and to manage the investments of the Backstage Funds.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as the sale of company or other liquidity event, may Investors be entitled to payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Backstage Capital, LLC ("**Backstage Capital**," the "**Company**," "**we**," "**us**," or "**our**") is a venture capital firm. It provides investment advisory services to the Backstage Funds. The Backstage Funds are exempt from registration under the Investment Company Act of 1940 (the "**Investment Company Act**") and their securities are not registered under the Securities Act of 1933, as amended (the "**Securities Act**"). The Company deploys the capital raised from investors in the Backstage Funds into qualified early-stage growth companies led by founders who are underrepresented and underestimated in the venture capital industry. In particular, the Backstage Funds invest in companies led by those who identify as women, people of color, and those who identify as members of the LGBTQIA community. The Company provides investment advisory services to each Backstage Fund pursuant to an investment advisory agreement (the "**IAA**") among the Company, an affiliate of the Company that serves as a general partner or operator of the Backstage Fund (the "**General Partner**"), and the Backstage Fund.

Investment advice is provided directly to the Backstage Funds, subject to the discretion and control of the General Partner and not individually to the investors in the Backstage Funds. The investment parameters are generally established in the governing agreements or offering documents of the applicable Backstage Fund. As of December 31, 2020, the Company manages a total of approximately $13,600,000 of Backstage Fund assets, which are all managed on a discretionary basis.

As compensation for the investment advisory services rendered to the Backstage Funds, the Company may be entitled to receive a management fee (the "**Management Fee**") in an amount and payable under such terms as those set out in the governing agreements of the applicable Backstage Fund (the "**Fund Agreements**") and the applicable IAA. The Management Fee, if any, will be debited from the capital accounts of each investor of the applicable Backstage Fund. Even if the Company is entitled to a Management Fee, it may, in its sole discretion reduce or waive all or a portion of the Management Fee for certain investors in the Backstage Fund.

The Company will also be entitled to receive 10% of the performance-based fee or incentive allocation paid or allocated to the General Partner of each Backstage Fund it advises (the "**Incentive Fee**") pursuant to the terms of the Fund Agreements and the IAA. The Incentive Fee may vary for each Backstage Fund. The Incentive Fee, if any, will be debited or allocated from the capital accounts of each investor of the applicable Backstage Fund. Even if the Company is entitled to an Incentive Fee, the General Partner may reduce or waive all or a portion of its performance-based fee or allocation for certain investors, which will reduce the Incentive Fee paid to the Company.

Business Plan

The Company provides investment advisory services to the Backstage Funds pursuant to the investment parameters contained in the governing agreements or offering documents of the applicable Backstage Fund. The Company does this through conducting sourcing activity, reviewing deal flow, and making investment decisions on behalf of the Backstage Funds. It also supports portfolio companies in their growth and access to further capital, provides regular reporting to our investors, and raises additional funds.

The Company's Products and/or Services

The Company provides investment advisory services to the Backstage Funds. It also supports the Backstage Fund Portfolio Companies by facilitating investor introductions, one-on-one guidance business strategy support, access to corporate service discounts, access to live and virtual events and other general business support services.

Competition

The Company's competitors include other venture capital firms that focus on investing in early stage companies, particularly those who invest in underrepresented founders. It may also compete with financial institutions, large publicly traded companies and other venture capital firms in providing financing to business that the Company will attempt to have a Backstage Fund finance. Many of the Company's competitors have greater resources than those available to the Company.

Customer Base

The Company does not have customers in the traditional sense. Its clients are the Backstage Funds and its services for the Backstage Funds include providing support to the Backstage Fund Portfolio Companies.

Supply Chain

As a venture capital firm, the Company sponsors the current and future Backstage Funds. Interests in the Backstage Funds are offered pursuant to applicable exemptions from registration under the Securities Act and the Investment Company Act. In general, interests in the Backstage Funds are only offered to persons that are "accredited investors," as defined in Regulation D under the Securities Act and that meet other qualifications established by the General Partner. Such current and future investors may include, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, university endowments, corporations, limited partnerships and liability companies and other entities.

Intellectual Property

The Company does not possess any issued patents, but utilizes several proprietary processes for its review and selection of Portfolio Companies.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$6,000	6%	$64,200
Operations	60%	$60,000	60%	$642,000
- *Affiliate employee salaries, bonuses, taxes, fees, benefits*	*42%*	*$42,000*	*42%*	*$449,400*
- *SaaS tools*	*6%*	*$6,000*	*6%*	*$64,200*
- *Travel/co-working*	*6%*	*$6,000*	*6%*	*$64,200*
- *Miscellaneous/ contingency*	*6%*	*$6,000*	*6%*	*$64,200*
Debt & Reimbursements	30%	$30,000	30%	$321,000
Miscellaneous	4%	$6,000	4%	$42,800
Total	100%	$100,000	100%	$1,070,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Upon the closing of this Offering, the Manger intends to distribute most of the proceeds from this Offering to Backstage Umbrella, LLC ("**Backstage Umbrella**"). Backstage Umbrella is a Delaware limited liability company affiliated with the Manager. It currently holds 100% of the equity securities of the Company. Backstage Umbrella is the managing member of the entity that serves as the general partner, managing member, manager or operator, as applicable, of each of the Backstage Funds.

Operations

Sixty percent (60%) of the net proceeds received from this Offering may be used in connection with the ordinary operations of the Company and its affiliates which may include, but is not limited to, employee salaries, employment taxes, health insurance, bonuses and other benefits for employees of entities affiliated with the Company and that perform services for the Company (*42%*), software-as-a-service (SaaS) tools, transportation, marketing and technology services. Such employees may include the Principals, analysts, assistants, and freelancers, among others.

Debt & Reimbursements

The Company will use thirty percent (30%) of the net proceeds received from this Offering to pay partial debt owed by various affiliates of the Company. This may include, but is not limited to, outstanding legal fees and other costs and fees incurred in connection with prior work performed by third-party vendors, and repayment of loans made by a small number individuals, including the Company's manager, Arlan Hamilton. The foregoing debt has been accrued in connection with the normal business activities and operations of the Company's affiliates.

MANAGERS AND PRINCIPALS

The manager and the principals of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arlan Hamilton	Manager	Arlan's principal responsibilities include fundraising and firm leadership, supporting portfolio companies, investor relationships, as well as brand development and awareness efforts.	Diploma, Lake Highlands High School, 1999
Christie Pitts	Principal	Christie's primary efforts include developing and leads Accelerator efforts, supporting firm leadership, supporting portfolio companies with platform efforts, and general firm operations.	M.B.A., University of Phoenix, 2007 B.A., business administration, San Joe State University, 2011
Brittany Davis	Principal	Brittany's primary efforts include managing deal flow, sourcing new deals, supporting company selection, co-leading fund reporting, co-leading investor relationships for access to follow-on capital.	M.B.A., Harvard Business School, 2015 B.S., business administration, University of North Carolina at Chapel Hill, 2007
Arnulfo "Chacho" Valadez	Principal	Chacho's primary efforts include sourcing, conducting due diligence, and supporting portfolio companies, as well as providing support communications management and supporting internal operations.	B.B.A., Baker College of Auburn Hills, 2019.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

TERMS OF THE SECURITIES, DEBT AND OWNERSHIP

Terms of the Securities

The Company is offering securities in the form of limited liability company interests ("**Interests**") in the Company. Currently, there are two classes of Interests in the Company: (i) the Class A Interests, and (ii) the Class CF Interests. The Class CF Interests are being issued in accordance with this offering or any future Regulation CF offerings of the Interests of the Company and will only be held by Persons who acquired such Interests in connection with such Regulation CF offering(s). The total amount of Class CF Interests will not, unless otherwise determined by the Manager in her sole discretion, exceed ten percent (10%) of the total Interests issued by the Company.

When you purchase the Class CF Interests, you will become one of the owners of the Company. Your ownership percentage in the Company will be determined by dividing the dollar amount of your investment by the aggregate dollar amount of Class CF Interests sold in the Company and multiplying that number by the percentage of total CF Interests to the total Interests of the Company. At the closing of this Offering, assuming only the Target Offering Amount is sold, one hundred percent (100%) of the Class A Interests (which are not eligible for this offering) and approximately nine percent (9%) of the Class CF Interests will be issued.

Your Class CF Interests will be governed by the Amended and Restated Limited Liability Company Agreement, and any amendments to that agreement (whether adopted now or in the future) (the "**LLC Agreement**"). A summary of the terms of the LLC agreement is attached to the Form C as Exhibit C, LLC Agreement Summary of Terms. A copy of the LLC Agreement will be made available to you upon the closing of this offering.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise control the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes, you will be a passive investor.

No Right to Transfer

The Class CF Interests will be illiquid as there is no public market for the resale of the Class CF Interests and none is expected to develop. The LLC Agreement prohibits the sale or transfer of the Class CF Shares without the consent of the Manager. In the limited circumstances under which you could sell or transfer your Class CF Interests, the Company will have the right of first refusal to buy it which could make it harder to find a buyer. Further, in accordance with Regulation CF, you will not be able to transfer your Class CF Interests for a period of one year, except to (i) to the Company itself, (ii) to an "accredited investor", (iii) to a family or trust, or (iv) in a public offering of the Company's interests.

As such, you should plan to hold your Class CF Interests until the Company is dissolved.

Modification of the Terms of the Class CF Interests

The terms of the Class CF Interests may not be modified or amended without the consent of the Manager and a majority in interest of the holders of the Class CF Interests.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to admit additional members to the Company for the purpose of raising additional equity for the Company or otherwise. In such event, your ownership in the Company will be diluted and your percentage membership interest in the Company will be reduced accordingly.

Control of the Company

Ms. Arlan Hamilton is the Manager of the Company and the Manager has complete control of the Company.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding. Notwithstanding the foregoing, affiliates of the Company may have outstanding debt which, in return for receiving services from such affiliates, the Company will assist in repaying.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Backstage Umbrella, LLC	Class A limited liability interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Backstage Capital, LLC (the "**Company**") was incorporated on August 7, 2018 under the laws of the State of Delaware, and is headquartered in Los Angeles, California. At its inception, Arlan Hamilton was the owner of all of the interests of the Company. Effective January 1, 2021, Arlan transferred 100% of her Interests in the Company to Backstage Umbrella, LLC, an affiliate of the Company. Backstage Umbrella, LLC owns 100% of the Class A Interests of the Company. Arlan currently owns 100% of Backstage Umbrella, LLC and serves as its manager.

Cash and Cash Equivalents

As of December 31, 2020 the Company had an aggregate of $0 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Limited liability company interests	N/A Affilate transfer	100%	N/A	01/01/2021	Section 4(a)(2)

See the section titled "*Terms of the Securities*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company and its Principals engage in a broad range of activities, including investment activities for their own account and for the accounts of the Backstage Funds and other investment funds. In the ordinary course of conducting the Company's activities, the interests of the Backstage Funds may conflict with the interests of the Company or its Principals. Certain of these interests can be found listed below.

- *Conflicts Generally*

  The material conflicts of interest encountered by the Company include those discussed below, although the discussion below does not necessarily describe all the conflicts that may be faced by the Company. Other conflicts may be disclosed throughout this Form C and the Form C should be read in its entirety for other conflicts.

- *Conflicts with Respect to Other Activities*

  The Company and its Principals devote as much of their time to the activities of the Backstage Funds and the Company as they deem necessary and appropriate. Such persons are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Backstage Funds. These activities could be viewed as creating a conflict of interest in that the time and effort of such persons will not be devoted exclusively to the business of the Backstage Funds.

  The Company, the General Partner and their respective principals, owners or employees may engage in investment activities for other client accounts, for their own accounts and for family members and others and may make personal investments in other investment funds, some of which have investment strategies similar to those of the Backstage Funds or that may participate with the Backstage Funds in certain private or special situation investment opportunities.

  The relationships or arrangements described above are not expected to preclude the Backstage Funds from entering into transactions with such other parties or their affiliates, so long as the terms on which the Backstage Funds participate are determined by the Company to be in the best interest of its investors.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Class CF limited liability company interests (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2021, (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Interest Instrument, attached hereto as Exhibit E. Under the Omnibus Class CF Interest Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the LLC Agreement Summary of Terms attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Distributions

The Company may make distributions of available cash to its owners from time to time.

If the available cash is attributable to income from Management Fees received by the Company, then the available cash will be distributed to each owner in proportion to his, her or its management fee percentage. The sum of the management fee percentages for all owners of the Securities will not exceed ten percent (10%).

If the available cash is attributable to income from Incentive Fees received by the Company, then the available cash will be distributed to each owner of the Securities in proportion to his, her or its incentive fee percentage. The incentive fee percentage for each owner of the Securities is calculated by dividing the amount of the owner's capital account by the sum of the capital accounts of all of the owners of the Securities. The sum of the incentive fee percentages for all owners of the Securities will equal one hundred percent (100%).

If the available cash is attributable to income from the sale of the Company, then the available cash will be distributed to each owner in proportion to his, her or its sale percentage. The sum of the sale percentages for all owners of the Securities will not exceed ten percent (10%).

If the available cash is attributable to any other form of income than those listed above, then the available cash will be distributed to each owner in proportion to his, her or its operating percentage. The operating percentage for each owner is calculated by dividing the amount of the owner's capital account by the sum of the capital accounts of all of the owners of Interests. The sum of the operating percentages for all owners of will equal one hundred percent (100%).

The manager has enlisted the Company as a sub-advisor to a fund that she advises in her personal capacity ("**AWHI**"). As compensation for its sub-advisory role, up to 10% of the compensation received by the owners of Class A Interest will be deducted from the Management Fee and Operating Fee income due to the owners of the Class A Interest for the benefit of the owners of the Class CF Interests.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

The Company may in the future convert from a limited liability company into a corporation by conversion, merger or other transaction. Any such conversion must be approved by the Manager in her sole and absolute discretion. If a conversion is approved, then each owner will be obligated to take any and all actions that are reasonably necessary to give effect to the conversion.

Dissolution

Upon dissolution of the Company, available cash remaining after the payment of all debts of the Company and the creating of any reserves for contingencies will be distributed to the owners detailed in "*Distributions*" above.

Termination

The Securities terminate upon a Dissolution Event.

Voting and Control

The Securities do not have voting rights other than with respect to any amendment of the LLC Agreement that adversely affects an owner of the Company (for example, modifying the limited liability of an owner; materially increasing the liabilities or responsibilities of an owner, materially decreasing the rights or protections of an owner). If such an amendment is proposed, then the consent of such affected owner(s) will be required for the amendment to apply to those owner(s).

Anti-Dilution Rights

The Securities do not have anti-dilution rights within the Class CF Interests, which means that future equity issuances of Class CF Interests will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition, the Investor may not transfer the Securities without the consent of the Manager.

Other Material Terms

- The Company has the right to repurchase the Securities at its discretion in the event of an involuntary transfer.
- Any Class A Member, the Manager or the Company may exercise a right of first refusal for any proposed transfer of the Securities to a third-party.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Arlan Hamilton
_____
(Signature)

Arlan Hamilton
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Arlan Hamilton
_____
(Signature)

Arlan Hamilton
_____
(Name)

Manager
_____
(Title)

February 1, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Backstage Capital, LLC

(a Delaware Corporation)

Unaudited Financial Statements
Period of August 7, 2018 (inception)
through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Backstage Capital, LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 19, 2021

To: Board of Directors of Backstage Capital, LLC
        Attn: Arlan Hamilton, CEO

Re: 2018-2019 Financial Statement Review
        Backstage Capital, LLC

We have reviewed the accompanying financial statements of Backstage Capital, LLC (the "Company"), which comprise the balance sheet as of December 31, 2019 and 2018 and the related statements of income, equity, and cash flows for the period of August 7, 2018 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

BACKSTAGE CAPITAL, LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(unaudited)

	2019	2018
ASSETS		
Total Assets	$0	$0
LIABILITIES AND MEMBER'S CAPITAL		
Total Liabilities	$0	$0
MEMBER'S CAPITAL		
Member's Units/Contributions	0	0
Retained earnings	0	0
Total Member's Capital	$0	$0
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$0	$0

BACKSTAGE CAPITAL, LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(unaudited)

	2019	**2018**
Revenues	$0	$0
Cost of revenues	0	0
Gross profit (loss)	$0	$0
Operating expenses	0	0
Net Income	$0	$0

The accompanying notes are an integral part of these financial statements.

BACKSTAGE CAPITAL, LLC
STATEMENT OF MEMBER'S CAPITAL
For Years Ending December 31, 2019 and 2018
(unaudited)

	Member's Units	Retained Earnings	Total Member's Capital
Balance as of January, 1, 2018	$0	$0	$0
Balance as of December, 31, 2018	$0	$0	$0
Balance as of December, 31, 2019	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

BACKSTAGE CAPITAL, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flow from Operating Activities		
Net income (loss)	$0	$0
Net cash used in operating activities	$0	$0
Cash Flow from Investing Activities		
Net change in cash from investing activities	0	0
Cash Flow from Financing Activities		
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	$0	$0
Cash and cash equivalents at beginning of period	$0	$0
Cash and cash equivalents at end of period	$0	$0

The accompanying notes are an integral part of these financial statements.

BACKSTAGE CAPITAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Backstage Capital, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 7, 2018. The Company is a venture capital fund investing in the best startups led by underrepresented founders in the United States. The Company's headquarters are in Los Angeles, California. The company has not yet begun operations.

As of December 31, 2019, the Company had no working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and a crowdfunding campaign (see Note 7), if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $0 of cash on hand.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019 as the Company does not have any property and equipment.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2019, the Company is pre-revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company has filed its income tax return via its sole member manager for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBER'S CAPITAL

As of inception through December 31, 2019, Arlan Hamilton, the Company's sole member manager and CEO, owned 100% of the Company (see Note 7).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2019.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and is both pre-revenue and pre-expense. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Change of Managing Member

In January 2021, Arlan Hamilton contributed the Company to Backstage Umbrella, LLC, a Delaware Limited Liability Company formed on December 20, 2018 that Arlan Hamilton owns majority interest in. Per operating Limited Liability Company Agreement, the Company is structured to reserve 10% of the Company's interest for investors' carried interest. Backstage Umbrella, LLC will be entitled to receive at minimum 90% of management fees due. The sum of management fee percentages for all members shall equal 100%.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through January 19, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Backstage Capital

Logo	

Headline	

Hero Image	

Tags	Social Impact, Female Founders, LGBTQ+ Founders, Black founders, Venture Capital

Pitch text

Summary

- Investment adviser focused on people of color, women and LGBTQ+ founders
- Team has invested in 160+ companies led by underrepresented founders
- First 100 companies raised $250M+ and created over 500 jobs
- Estimated 4 trillion dollars unrealized in VC due to the lack of diversity
- Co-investors Sequoia Capital, Initialized, Y Combinator, Techstars + more
- Investors include Marc Andreessen, Stewart Butterfield, Ellen Pao + more

Problem

Less than 10% of all venture capital deals go to women, people of color, and LGBTQ+ founders

Other venture capitalists see this as a pipeline problem. Backstage Capital sees it as the biggest opportunity in investment.

While many view the lack of investment in underrepresented founders as a social problem, it is much more than that. Data shows again and again that diverse teams perform better, and diverse investors make better investment decisions. Morgan Stanley estimates that there's more than 4 trillion dollars unrealized in VC due to the lack of diversity in investment decisions.

Solution

Backstage Capital catalyzed the conversation around investing in underrepresented founders

By investing in more than 160 companies since 2015, Backstage has provided founders with necessary funding, opened the door to the venture capital ecosystem, and led the way for a new approach to venture capital investing.

From Founders of Backstage Portfolio Companies



Sheena Allen
Capway

" Backstage isn't just an investment group. Honestly, Backstage is family. They connect us to other resources, the other founders in the portfolio look out for each other, and the Backstage team goes above and beyond. Backstage Capital is a special group and they are breaking all the rules (in a good way). I'm proud to be part of the Backstage family and to be one of the first 100 they believed in enough to write a check. "



Melissa Hanna
Mahmee

" It's an honor to be one of the first 100 companies to receive funding from Backstage. Arlan/Backstage were the first venture investor in Mahmee, so the relationship is very special to us. Being part of this portfolio means being a part of a community of founders that have fought very hard—the hardest—to build our companies and to get where we are at. "



Damola Ogundipe
Civic Eagle

" Being part of the Backstage community unites us with underestimated founders that are audacious, brilliant, and unrelenting in their pursuit of excellence. It's special to be part of something so much bigger and more meaningful that even the company you're growing. "



Ramona Ortega
My Money My Future

" It is so much more than the investment with Backstage, it is being part of a movement that will change the ecosystem, with the growth of Backstage and the portfolio. We are collective and each one of us will make the whole so much stronger. We are what's next. "

About

Opening up opportunity to the larger investment community

With a sector- and geographic-agnostic approach to investing, Backstage's companies are in nearly every industry and are headquartered in cities like Minneapolis, London, San Francisco, Detroit, and Los Angeles.

In 2020, Backstage expanded our community to include emerging investors with the launch of Backstage Crowd, our funding platform where accredited and non-accredited investors can invest alongside us into underrepresented founders. Since launch, 55% of people in the Crowd are non-accredited. Like we provided access to venture capital for our portfolio companies, we are providing access, resources, and education for people who are interested in investing in startups.

We see a massive opportunity to fuel the growth of Backstage Capital further by opening up investment to the larger investment community.

We would like to give everyday investors who share our values the opportunity to be a part of the Backstage journey and help us deploy more capital to underestimated founders.


Bitwise
Reflekt Me
Prox
AMP Beauty LA
EdLyft
Goodr
It's By U
Color Farm
Journey Foods
Career Karma
Beautycon
Akash Systems
Goalsetter
Promise
Treehouse
Squad
Table + Teaspoon
Frequency Machine
Workforce Athletics
My Money My Future
The Tenth
Nopneu
Flora
Loomia
Premo

Traction

Backstage Capital has invested in more than 150 companies led by underrepresented founders

Thousands of founders are part of our community and have applied for funding from Backstage.

Hundreds of venture firms have now co-invested with Backstage, including **Sequoia Capital, Initialized Capital, Y Combinator, Techstars, Serena Ventures, Kapor Capital**, **Maveron** and many more.

Additionally, **founders from our first 100 companies have gone on to raise over $250M and create over 500 jobs***.

Backstage has become *the brand* for underrepresented founders. Awareness of our founder Arlan Hamilton, and our work at Backstage, results in a growing founder and investor community that in turn allows us to have a strong sourcing pipeline. Our investment evaluation process has been featured in Harvard Business School Case Study, “Arlan Hamilton and Backstage Capital”.

*These figures are from 2019 internal reporting.

Five Years Of Progress

Documenting Arlan's journey

In September 2020, Backstage celebrated its 5 year anniversary with the release of jOURney, a documentary featuring Arlan, the Backstage Crew, Headliners (Backstage portfolio companies), investors, and more.

The Backstage Impact Report

Additionally, Backstage released its Impact Report, produced by TP Insights. As Arlan wrote to open the report, "When I started Backstage Capital, people dismissed me and said I would never find enough viable companies to invest in, and that my mission was more about charity than financial returns. I knew the startups and founders were out there, so I ignored this feedback and vowed to invest in 100 of them by 2020. The fact that we managed to do this by 2018 proves that the founders are there." Read the full report here.

Arlan

An unconventional path







INSIGHTS FROM
MELINDA GATES / RACHEL BLOOM / SUNDAR PICHAI
FAST COMPANY
Venture Catalyst
Arlan Hamilton has muscled her way into the boys' club. Silicon Valley will never be the same.
INNOVATION BY DESIGN 2018
398 COMPANIES AND PRODUCTS WE LOVE
Plus
The Fortnite Effect
HOW THE BLOCKBUSTER GAME IS CHANGING BIG MEDIA
Zagat's Back!
THE UNTOLD STORY OF A CROWDSOURCING PIONEER

Arlan Hamilton is a remarkable entrepreneur who built a venture capital fund from the ground up, while homeless. She is the Founder and Managing Partner of Backstage Capital, a venture capital firm dedicated to minimizing funding disparities in tech by investing in high-potential founders who are people of color, women, and/or LGBT. Started in 2015, Backstage has $12M+ into 160+ startups led by underestimated founders and has been featured in Fast Company, Forbes, Fortune, CNN Money, Inc., Entrepreneur, and Quartz. In October 2018, Arlan was featured on the cover of Fast Company magazine, making her the first Black woman who is not an

entertainer or athlete to grace the cover. Her first book, It's About Damn Time, was published by Penguin Random house in May 2020. Arlan also hosts Your First Million, a podcast featuring notable people who have reached their first million dollars, downloads, or customers.


HOW TO TURN BEING UNDERESTIMATED INTO YOUR GREATEST ADVANTAGE
IT'S ABOUT DAMN TIME
ARLAN HAMILTON
with RACHEL L. NELSON

Arlan entered the venture investing world from an unconventional path. Before launching Backstage Capital, she authored the groundbreaking blog "Your Daily Lesbian Moment", which she grew to a monthly readership of 50,000 fans worldwide. She has written for AOL, SuicideGirls, and Curve Magazine, and founded and published the internationally distributed indie magazine Interlude. Arlan is also a live music production professional, having served as a tour manager to numerous international artists including will.i.am, Toni Braxton, and Jason Derulo. Most recently, she worked with Atlantic Records recording artist Janine.

In 2018, Arlan co-founded, along with Investment Partner Christie Pitts, Backstage Studio, a new venture studio designed to build products, services, and initiatives that serve the mission of eliminating underrepresentation in tech by empowering founders and their teams to succeed. In April 2018, Arlan and Backstage Studio were the subject of Season 7 of the popular Gimlet Media podcast, StartUp. In October 2018, Backstage Studio announced four accelerator programs, in Los Angeles, Detroit, Philadelphia, and London, UK. In June 2020, Backstage announced its Crowd initiative, providing access to the best underrepresented deal flow to accredited and non-accredited investors. Arlan was recently named on Fortune magazine's 40 under 40 list, as well as Vanity Fair magazine's The 2018 New Establishment List.

Our Team

Led by a team as diverse and passionate as the founders we invest in


Arlan Hamilton
Founder + Managing Partner
Christie Pitts
General Partner
Brittany Davis
General Partner
Chacho Valadez
Principal

Arlan Hamilton – Founder, Managing Partner (Los Angeles, CA)

Arlan Hamilton built a venture capital fund from the ground up, while homeless. She is the Founder and Managing Partner of Backstage Capital, a fund that is dedicated to minimizing funding disparities in tech by investing in high-potential founders who are people of color, women, and/or LGBT. Started from scratch in 2015, Backstage has now raised more than $7 million and invested in

more than 130 startup companies led by underestimated founders. In 2018 Arlan co-founded Backstage Studio which launched four accelerator programs for underestimated founders in Detroit, Los Angeles, Philadelphia, and London.

Christie Pitts – General Partner (Oakland, CA)

Christie is a General Partner at Backstage Capital and co-founder of Backstage Studio, where she leads Backstage's global Accelerator. Christie has extensive experience creating valuable partnerships between startups and Fortune 500 top 20 corporations, and joins Backstage from her role as a Manager at Verizon Ventures. Christie held a multi-faceted career at Verizon, including running marketing and sales operations for a $4B wireless business. Christie holds a bachelor's degree in business administration from San Jose State University, and an MBA from University of Phoenix.

Brittany Davis – General Partner (DC Metro)

Brittany is a General Partner at Backstage Capital and brings experience sourcing early-stage ventures for investment, conducting diligence, and managing an investment pipeline. Prior to working at Backstage, she has led many organizations in sourcing and evaluating early stage deal flow. Brittany was a principal for #ANGELS, where she sourced companies and contributed to the #TheGapTable initiative. She was a Manager at Village Capital where she analyzed opportunities and created investment recommendations in the fintech, education, health, food/agriculture, and energy sectors. She also gained experience supporting entrepreneurs as an Associate at Techstars and as a Mentor at Startup Jamaica. Prior to her work supporting founders, she had her own ecommerce startup, Runway Technologies, and built a solid foundation in finance working at Bank of America Merrill Lynch for 5 years. Brittany received her BS in Business Administration from the University of North Carolina at Chapel Hill and completed her MBA at Harvard Business School.

Chacho Valadez – Principal (Detroit, MI)

Chacho Valadez is a Principal at Backstage Capital and Chief of Staff to Founder and Managing Partner, Arlan Hamilton. Chacho went from helping retail customers in a Detroit Sprint store, to a Twitter connection and side projects with Arlan, to a full-time role at the firm working towards the mission of growing representation in tech. He has experience with running day-to-day operations at SMBs, business development, and sales. The son of a US immigrant, Chacho has a strong desire to highlight diversity, especially amongst the Latinx entrepreneur community. Chacho has been featured in Quartz, Inc, and Business Insider.

Investment Economics

Carried interest split

~25% Gross carried interest on the Backstage Capital portfolio

*Chart not to scale

Carried interest paid to Backstage
90% of carried interest

Republic Investors (Reg CF)
10% of carried interest

Management fee split

~2% annually of Backstage portfolio AUM ("Assets Under Management")

*Chart not to scale

Management fees paid to Backstage
90% of management fees

Republic Investors (Reg CF)
10% of management fees

Graphics are provided for explanatory purposes only and do not take into account any variances in gross carried interest, sub-advisors, costs associated with providing services that entitle Backstage to carried interest or management fees or any future changes to the business model or operating agreements.

The use of "Backstage" in the above graphics refers to the Backstage ecosystem of companies that are owned and/or controlled by the Arlan Hamilton. For the Regulation CF campaign, the issuing entity is Backstage Capital, LLC, which is entitled to 10% of the gross carried interest earned by Backstage, with the remaining 90% going to Backstage Umbrella, LLC. Reg CF investors will be entitled to the entirety of the distributable cash earned through carried interest paid to Backstage Capital, LLC.



Flow of funds
10% of AWHI Carried Interest*
BACKSTAGE UMBRELLA, LLC (Class A Interests)
90% ownership interest of Backstage Capital, LLC
100% of Backstage Capital LLC carried interest income (2.5% of net profits of "Fund")
Republic Investors (Class CF Interests)
10% ownership interest in aggregate
90% of management fees
10% of management fees
Backstage Capital, LLC
Carried interest & Management Fee (%'s undefined)
90% of total carried interest
10% of total carried interest (2.5% of net profits)
Management Fees (e.g. 2% of Fund's AUM)
Arlanwashere Investments LLC ("AWHI")
Backstage Capital Fund I, LLC ("Fund")

Legend

Carried Interest ("Fund") ·········>

Carried Interest ("AWHI") - - - ->

Management Fees ┈┈┈┈>

Notes

Fund Carried Interest = 25% of net profits of Fund

*BACKSTAGE UMBRELLA LLC will retain from the amounts to be distributed to Backstage Umbrella an amount equivalent to 10% of the carry generated from AWHI for the benefit of the Republic Investors

**All numbers are based on gross carried interest due to advisors of a fund. Carried interest can be waived or assigned and can be variable meaning the carried interest due to any party may be reduced without consent. The carried interest and management fees charged to Backstage funds may vary from fund the fund, the amounts shown are an estimates or approximations and subject to change.*

Investors

Backed by intrepid investors who believe that diversity is a competitive advantage

Individual Republic investors now have an opportunity to join **Marc Andreessen**, **Stewart Butterfield**, **Heather Hiles**, **Ellen Pao**, and the many other investors who believe that diversity is a competitive advantage.



Susan Kimberlin
Aaron Levie
Box
Holly Levow
Rob Majteles
Stewart Butterfield
Slack
Sian Morson
Cross Culture Ventures
Rand Fishkin
Heather Hiles
Imminent Equity
Albert Wenger
Union Square Ventures
Rakesh Agrawal
SnapStream
Meredith Karazin
Marc Andreessen
Andreessen Horowitz
Crystal Sacca
Lowercase Capital
Rashad Moore
CodeStax
Ellen Pao
Project Include

Backstage 100

An ambitious goal, achieved

In 2015, when Arlan launched Backstage Capital, she set a goal to invest in 100 companies led by underrepresented founders by 2020. At the time, the misperception in venture capital was that qualified underrepresented founders did not exist - because they were outside the homogenous networks of investors. Arlan knew this was not the case. In 2017, she launched an open application for investment, and more than 1,000 founders applied that year for consideration. By 2018, the Backstage Capital team had met their goal of sourcing and investing in 100 companies led by women, people of color and LGTBQ founders.


Industry Avg.
Backstage Capital
People of Color
1%
80%
Women
17%
68%
Women of Color
?
52%
Black Women
0.2%
37%
LGBT
?
13%
Latinx
2%
8%
Founder demographics of the Backstage 100

Some of these founders include



Career Karma Raises $10 Million Series A To Help Workers Acquire In-Demand Trades



Carrot Fertility Raises $24 Million To Accelerate Growth as the Leading Global Fertility Benefits Solution for Multinational Employers

Brian Marcotte, formerly President & CEO of Business Group on Health, Joins Board of Directors



CareAcademy Closes $9.5 Million in New Funding Led by Impact America Fund to Fuel Growth and Power 1M Healthcare Jobs by 2023

Series A signals massive market opportunity as CareAcademy seizes greater share of online caregiver training; brings total company funding to more than $13 million

Accelerator

About Backstage Accelerator

After investing in 100 companies led by underrepresented founders, we spent time researching startup ecosystems and listening to our community, and decided to launch an Accelerator. We announced the program in September 2018 at Techcrunch Disrupt, and launched in London, Detroit, Philadelphia, and Los Angeles in March 2019.



We received nearly 2000 applications for Accelerator Cohort 1, and accepted 24 outstanding companies into the inaugural program. All of the companies are led by underestimated founders. Read more about the Backstage Accelerator Cohort 1 companies and program here.

Industry Standard
Backstage Capital
People of Color
23%
96%
Women
12%
54%
Women of Color
<1%
42%
LGBT
8%
Backstage Accelerator Founder Demographics

The Companies

Backstage Accelerator companies represented a diversity of industries, including health, artificial intelligence, beauty, SaaS, and more.



BACK$TAGE ACCELERATOR
Cohort 1 Companies
Adventurely
LACQUERBAR
Lorals
ptimal Solar
unomi
(ăl'ər-jē)
bippy
CASTING DE KHRYSOPOEIA
CROWD FREAK
FOODSTAND
Healthy Roots
Dressmate
HALE
Please Assist Me
tressenoire
wyl
afrocenchix
TAMBUA HEALTH
TRIM-IT
VITAE LONDON
Success for all.

Backstage Accelerator Company Logos

The Program

Backstage Accelerator is a 3-month, hands-on accelerator program designed to help founders achieve milestones. We invested $100K each in a carefully selected batch of global cohort companies. Our program helps founders achieve their next critical milestone through hands-on experiences, where they gain needed skills and education, develop deep mentor relationships, have investor introductions and prep for meeting investors, and grow a life-long network of peers across the world. We built Accelerator with three core values in mind:

- **Diversity is Strength**: acknowledging that diverse teams outperform and that diversity alone is a strength
- **It Takes a Village**: using our network to support our founders. Nobody succeeds alone.
- **Success for All**: recognizing that supporting startups is not a zero-sum game

Founder Feedback

"I truly accelerated my business. What would have taken me a year or more took me 3 months."
Gwen Jimmere, Naturalicious

"A year ago I didn't even know what Detroit Demo Day was. With the help of Backstage Accelerator, a year later I pitched on stage as a top finalist."
Curtis Mckinnon, Crowd Freak

"I got support like no other from the Directors of Backstage London. I'll never forget the love they showed us."
Darren, CEO of Trim-it

Crowd

Bringing everyday investors into the ecosystem

In 2020, we expanded our community to include emerging investors with the launch of Backstage Crowd, our funding platform where accredited and non-accredited investors can invest alongside us into underrepresented founders. Since launch, 55% of people in the Crowd are non-accredited. Like we provided access to venture capital for our portfolio companies, we are providing access, resources, and education for people who are interested in investing in startups.

Since launching in June 2020, more than $1.5M has been invested into 10+ startups, several of which are Backstage portfolio companies, and hundreds of investors have signed up. We believe that by bringing more investors into the ecosystem, we will continue to diversify the tech landscape, and more can benefit from the wealth generated by startups.

Vision

Creating a world of opportunity for underserved founders

Our focus on helping people of color, women and LGBTQ+ fund their businesses means that we are redefining the manner in which these companies succeed.

Backstage Capital aims to create a world in which underserved founders have readily accessible capital in order to build tomorrow's leading companies.


"We invest in the very best founders who identify as women, People of Color, or LGBTQ. I personally identify as all three."
ARLAN HAMILTON, MANAGING PARTNER

Team



	Arlan Hamilton	Founder, Managing Partner	Arlan Hamilton (Founder and Managing Partner) has been featured on the cover of Fast Company magazine as the first Black woman non-celebrity to do so, and is the author of "It's About Damn Time" and host of the weekly podcast "Your First Million".
	Brittany Davis	General Partner	Brittany is a General Partner at Backstage Capital, where she brings experience sourcing early-stage ventures for investment, conducting diligence, and managing an investment pipeline.
	Chacho Valadez	Principal	Chacho Valadez is a Principal at Backstage Capital and Chief of Staff to Founder and Managing Partner, Arlan Hamilton.
	Christie Pitts	General Partner	Christie is a General Partner at Backstage Capital, where she is an active startup investor, and leads Backstage's global Accelerator.

Perks

$100	Investment in Backstage Capital Private invite to quarterly, virtual investor updates Special invites and discounts on events and projects
$250	Investment in Backstage Capital Above + Lifetime access to entire Arlan's Academy platform ($2,000-worth of courses with new content added weekly)
$1,000	Investment in Backstage Capital All above + 2017 vintage "Roadie" design T-shirt from limited run at SXSW
$2,000	All above + special Infinite Objects "printed video" (April 2021)
$10,000	Investment in Backstage Capital All above + special invite to private, in-person event with Arlan and Backstage team (Fall 2021 - Summer 2022 when appropriate, travel not included)
$50,000	Investment in Backstage Capital All above + Arlan & at least 2 other Backstage Crew members will visit your company, fund, or family office, and speak at your event or internally - U.S./Canada is all inclusive, international does not include travel/accommodations (Fall 2021 - Fall 2022, when appropriate)

FAQ

How will investors make a return?	Investors in Backstage Capital, LLC will share 10% of any applicable management fees and carried interest (aka "carry"), via yearly distributions, and at the discretion of the Backstage manager.

EXHIBIT C

LLC Agreement Summary of Terms

Backstage Capital, LLC – Summary of Terms

This following is a summary of the principal terms and conditions of an investment in Backstage Capital, LLC (the "Company") in connection with a Regulation CF (as defined below) offering of interests in the Company, and is qualified in its entirety by the Company's Amended and Restated Limited Liability Company Agreement as it may be further amended from time to time (the "Agreement"). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement.

I. General	
Company	Backstage Capital, LLC, a Delaware limited liability company (the "Company")
Manager	Arlan Hamilton (the "Manager")
Term	The Company was formed on August 7, 2018 and will have perpetual existence unless it is terminated in accordance with the Agreement.
Backstage Funds	The Company provides a full range of investment advisory and management services to, and acts as an investment manager or management company of, or serves in a similar capacity with respect to, investment partnerships, limited liability companies or similar investment vehicles that the Manager and or her Affiliates may elect to form from time to time under the "Backstage Capital" name (each such investment vehicle, a "Fund" and collectively, the "Funds"). The Company, to the extent that its powers and authorities permit, will cause the Funds to operate pursuant to their respective limited partnership agreements, operating agreements or other governing documents (each such agreement, a "Fund Agreement" and collectively, the "Fund Agreements"), as applicable. The Company will ensure that all or a portion of the compensation received by the Company pursuant to any current or future Fund Agreement, or investment advisory agreement with a Fund will be in the form of incentive allocations, incentive fees or carried interest distributions.
II. The Members	
Classes of Interests	Initially, there will be two classes of interests ("Interests") in the Company and the Manager may create additional classes of Interests in the future.

The chart below illustrates some of the key differences between the two classes of Interests.

Class	Members	Management Fee Percentage Operating Income Percentage; Sale Percentage (aggregate)	Incentive Fee Percentage (aggregate)	Right of First Refusal	Drag Along Rights	Inspect Books and Records
Class A	Owners of interests offered pursuant to Section 4(a)(2) of the Securities Act of 1933 ("1933 Act") or Regulation D of the 1933 Act.	90%	0%	Yes	No	Yes
Class CF	Owners of interests offered pursuant to Section 4(a)(6) of the 1933 Act ("Regulation CF").	10%	100%	No	No	No

Limited Liability: Return of Distributions	No Member will be personally liable for the debts or obligations of the company. The Manager may, in her sole and absolute discretion, and on not less than ten (10) Business Days' advance written notice require the Members to return distributions received from the Company in order to satisfy certain liabilities of the Company (such as, indemnification expenses). In no case will any Member be required to return distributions in excess of the aggregate amount of distributions actually received by such Member.
Member Representations	By agreeing to be bound by the terms of the Agreement, each Member represents and warrants that: (i) its Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale or distribution thereof; (ii) due to the limited transferability of the Interests, the Member is likely to be a holder of the Interest for an indefinite period of time; and (iii) that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of the representations and warranties.
No Withdrawal	The Members will not have any right to withdraw from the Company. Under certain circumstances, a Member may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company.
Books and Records	The Company will maintain true and correct books and records. The books and records will be available for inspection by the Class A Members upon reasonable notice. Class CF Members will not have a right to inspect the books and records of the Company, but will receive an annual report as required under Regulation CF and may receive summaries of Company information periodically.
III. Management	
Management of the Company; Authority of the Manager	Management and control of the Company will be vested exclusively in the Manager. For example, the Manager may: (i) admit new Members; (ii) create a new class of Interests; (iii) invest the cash balances of the Company; (iv) borrow or raise money for the Company; (v) determine the timing and amount of distributions; (vi) determine the information provided to the Members The Manager will always retain the authority to make management decisions even if she delegates duties to any officer, employee or agent. The Manager may, but is not required to, designate one or more officers, employees or other agents who will have such duties and will perform such functions as the Manager may delegate.
Liability of Manager	The Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for: (i) any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct;

	(ii) the termination of the Company and the Agreement pursuant to the terms of thereof, or
	(iii) any act or omission of the Manager that relied in good faith on the advice of legal counsel, accountants or other professional advisors to the Company.
	Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Manager	The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud.
Removal or Resignation of the Manager	The Manager may not be removed. The Manager may resign and appoint an Affiliate of the Manager as the Manager of the Company without the consent of any Member.

IV. **Distributions and Withdrawals of Capital**	
Management Fee Percentages; Sale Percentages; Incentive Fee Percentages; Operating Percentages	The "Management Fee Percentage" and "Sale Percentage" of each Member will be set forth in the books and records of the Company; *provided*, that in no case will the sum of the Management Fee Percentages or the Sale Percentage of the Class CF Members exceed ten percent (10%). The sum of the Management Fee Percentages for all Members will equal 100% and the sum of the Sale Percentage for all Members will equal 100%.
	An "Incentive Fee Percentage" will be determined for each Class CF Member by dividing the amount of such Class CF Member's Capital Account by the sum of the Capital Accounts of all Class CF Members. The Incentive Fee Percentage for each Class A Member will be zero percent (0%). The sum of the Incentive Fee Percentage for all Class CF Members will equal one hundred percent (100%).
	An "Operating Percentage" will be determined for each Member by dividing the amount of such Member's Capital Account by the sum of the Capital Accounts of all Members; *provided*, that in no case will the sum of the Operating Percentages of the Class CF Members exceed ten percent (10%). The sum of the Operating Percentages for all Members will equal one hundred percent (100%).
Discretionary Distributions	Distributions of cash on hand less a reasonable reserve for debts (including any loans made by a Member to the Company) and liabilities due and payable, operations, and any contingencies, as reasonably determined by the Manager) and will be made from the Company to the Members at such times and in such amounts as the Manager may determine, in her sole discretion, subject to the Act.
	Any distributions attributable to Incentive Fees will be distributed to the Members in accordance with their respective Incentive Fee Percentages.
	Any distributions attributable to Management Fees or any other income (other than the sale of the Company) received by the Company will be distributed:
	(i) first, 100% to the Class CF Members (in accordance with their respective Management Fee or Operating Income Percentages, as applicable) until the Class CF Members have received in the aggregate an amount that equals 10% of the compensation received by the Class A Members from AWHI (a fund that the Manager advises in her personal capacity as described in the Form C disclosure section "*The Offering and the Securities – Distributions*"); and
	(ii) then, to the Class A Members and the Class CF Members in accordance with their respective Management Fee or Operating Income Percentages, as applicable.

	The Manager may make distributions to any Class A Member on a more frequent basis than to any other Member and such distributions will be advances against such Class A Member's participation in Management Fee income and thus will reduce dollar for dollar the amount of future distributions to such Class A Member.
Distribution of Sale Proceeds	Proceeds received from the sale or other disposition of the assets or Interests of Company will be distributed to the Members in accordance with, and in proportion to, their respective Sale Percentages. If the sale or disposition is for less than one hundred percent (100%) of the Company's assets or interests in the company, the Sale Percentages will be multiplied by the percentage of the Company's assets or Interests being sold.
Withdrawals of Capital	No Member may withdraw capital from the Company without the consent of the Manager.

V. Conversion; Repurchase; Transfer; and Sale of Interests	
Conversion to Corporation	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "Conversion"). In the event that the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.
Repurchase of Interests	The Company has the right to repurchase the Interests of any Member upon notice of an involuntary transfer (*e.g.*, a transfer by law due to the death, bankruptcy, *etc.*) of that Member's Interests at the price and on the terms applicable to such involuntary Transfer within ninety (90) days after the Company's receipt of such notice.
Restrictions on Transfer	Except with the prior written consent of the Manager (a "Permitted Transfer"), no Member may Transfer his, her or its Interest either voluntarily or involuntarily by operation of law. Further, except as otherwise provided under Regulation CF, no Class CF Member may transfer his, her or its Class CF Interests during the one-year period beginning when the Interests were issued to the Class CF Member.
Approved Sale; Drag Along	If the Manager approves a Sale of the Company (an "Approved Sale"), then each Member will vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding Interests will waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Interests, each holder of Interests will agree to sell all of his, her or its Interests and rights to acquire Interests on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Right of First Refusal (ROFR)	The Class A Members will have the right of first refusal on the sale of any Interests to third-parties that have been approved by the Manager. If no Class A Member exercises his, her or its rights to this ROFR, then the Manager and/or the Company will have a right of refusal on the proposed sale of Interests. If none of the Class A Members nor the Manager/Company exercise this ROFR, then the initial parties can proceed with the sale transaction.

VI. Miscellaneous

Amendments: Only the consent of the Manager is required to amend the agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Applicable Law. Delaware.

Company Property. All property now or hereafter owned by the Company will be deemed owned by the Company as an entity and no Member, individually, will have any ownership of such property.

Confidentiality. Members will maintain the confidentiality of any non-public information regarding the Company, its Affiliates, its business, or its Affiliates' business, unless consented to in writing by the Manager or otherwise required by law.

Dispute Resolution. In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration by a JAMS, Inc. arbitrator.

Fiscal Year. The fiscal year of the Company will end on December 31.

Name and Mark. Arlan Hamilton has authorized the Company (a) to use the names "Backstage" and "Backstage Capital" together with any associated logotype and website addresses and any other name or service mark that is assigned or licensed to the Company by Arlan Hamilton (the "Name and Mark"), and (b) to license the Name and Mark to any Fund, on a royalty free basis. No Member will, by virtue of its ownership of an interest in the Company, hold any right, title or interest in or to the Name and Mark.

Tax Status. The Company will elect to be treated as a partnership for U.S. federal income tax purposes.

EXHIBIT D

Video Transcript

Header Video

I'm Arlan Hamilton and I'm the founder and managing partner of Backstage Capital. I started Backstage Capital in 2015 from scratch. I had no money. I had very few connections in Silicon Valley and the tech ecosystem, but I had faith in the founders that I was meeting. I knew that women, people of color, and LGBTQ founders were the future tech titans, so I went all in. Since then, I have raised more than $12 million. My team and I at Backstage have invested in more than 160 companies in just over five years, and there's no slowing us down. With this new round of funding, we're going to have what we need to operate for a long time. We won't have to worry about being distracted by fundraising. And we can just do what we do best, which is work with founders who are underrepresented and underestimated. It also provides an opportunity to do something we've never been able to do before, which is allow anyone, even those who are not considered accredited investors, to invest in Backstage directly and to participate in our upside.
This was a big, big decision to make. Most venture funds have only a few stakeholders, which means only a few people get rich or make money when those funds are successful. There's no telling how well our fund will do, and we can't make any promises that you will make a lot of money here. What we can tell you is that you are backing impact for the next several decades. You are backing hundreds and hundreds and then thousands and thousands of black and brown and women and LGBTQ and other underrepresented, underestimated founders. You will reap the rewards when we do. You will share in our success. You will share in our frustrations. It'll be us side by side for the foreseeable future. I couldn't be more excited about this. We could have done this behind closed doors, so that only a few people would share in the upside of any future success we may have. But instead, we wanted to make sure that you could participate with us. Whether you're accredited, non-accredited, or live somewhere outside of the US, we want to invite you to join us and be part of the future.

Five Years of Progress Video

We're gonna do a quick, quick little exercise. I want you to talk to your neighbor, find out when the last time they saw a music concert was, and each of you are gonna have a pretend company and the person who you talk to who saw the concert the most recent, I'm gonna give you a million dollars, okay? The other person who saw further back, I'm gonna give you $28,000. Now this is an arbitrary number and experiment, but this is what black women in particular, in the United States face when they're raising venture funding and that's even if they can get venture funding. So for every $1 million that a white man raises, a black woman who raises, will raise $28,000. These numbers have gotten a little bit better, but five years ago, they were even worse. And that's when I understood that this was a grave disparity that made no sense to me. And so I set out to try to be a part of changing that. Initially what happened, was that I started seeing people investing like Justin Bieber was investing and Ashton Kutcher and Troy Carter, they were making these investments. And I thought, why is this interesting to them? Because they seem like they have really interesting lives. What is this? I was just curious like most times. And so I started learning about startups and I said, "Oh, this is amazing, I can start this. "I'm going to start a startup, I'm gonna start a company." And it was in that research, because I said, "I'm gonna start a company, I'm gonna raise money for it. "And if I go in to try to ask for money, "I wanna know what the investors are thinking." So at first, I just started doing all this research about venture capital, angel investors, just so I would know what I was getting myself into. And so I could be as smart as they were, going into the room, it was just a logical conclusion to me. That is when I learned well, wait a second, this magical land isn't so magical if you're a woman. It isn't so magical, if you're a black person or Latinx in the U.S. or an immigrant in the U.S. And that is when, it was like I became a journalist at this point. I became deeply entrenched in trying to understand it and try to make it make sense. And that's when I said, "Wow, this doesn't exist "as this right now." But it's so interesting what I'm learning about venture capital and investors is that you have an edge if you have a certain deal flow, if you have certain founders who are doing something different. I wonder what would happen if that was all you invested in? Because at the same time I was learning that 90% of all venture funding was going to white men in the U.S. that's not how the country is dispersed. So I thought, "Oh, what if you just did the opposite?" Instead of investing, less than 10%, what if you invested 90% plus? And that's when it clicked. And I tried for two and a half years, I asked a lot of investors. I met people I cold called, nobody was interested. They thought it was interesting, but they were not interested in being part of it. And finally, I met a woman angel investor in Silicon Valley who spent three or four months getting to know me. And she put in the first $50,000 total. So I was able to make an investment.

- My investment in Backstage Capital was really an investment in Arlan Hamilton and Backstage Capital at the time, because I was the first to invest in her. It was Arlan and everything that she had learned so far, but there was no Backstage Capital yet. It was an idea, she was creating it. I had just started the transition between operator, building products, working for companies and investor. And I was thinking a lot about how monochromatic the technology workforce was. And a lot of what was being talked about in the media around the lack of diversity in technology was all about, it was a pipeline problem.

- Pipeline problem.

- Pipeline problem.

- Pipeline.

- Pipeline.

- Pipeline.

- [Reporter] A new report shows the pipeline problem is a myth.

- There were so many things that were not getting funded. There were so many people that had amazing ideas and had the grit and determination and resourcefulness to bring those things all the way to market, to create products that are good and useful and make a difference in the world and that people will pay for it, that there will be paying customers for. She could see that there was a huge, underrepresented founder-shaped gap in the market and that there was a potential to make a ton of money off of it. And that is at the end of the day, what investing is all about in VC. And I loved that because I agree with that. And I think there doesn't have to be that much separation between gains and impact.

- I think the hardest part probably was just who I was trying to break into that world. So black, a woman, gay, not networked in that space, just starting off poor, broke and that's very different than a lot of VCs. Yeah, I think it was just starting at less than zero. and trying to be in a race with people who had a lot of resources and a very, very competitive landscape.

- So this is a story about Arlan and me and her mom. It's actually the story of the first check that I wrote to Arlan. And it almost was a check to her mom. And that's because over the summer, I had given a couple soft yeses. I was excited about what the fund was supposed to be and what Arlan was doing, but hadn't gotten to the point of saying, "Okay, let's do it," until September. And when I did, I said, "Okay, let's do this, I'm excited." I am excited about the economic upside potential, I'm excited about the impact it's gonna have on the community. And so I was ready to write a check and she said, "Great, here's the account information." And it was for an account that was her mom's. And I was like, "Oh no, we can't, I can't do that."

- We were like arranging everything and I was so excited. And I said, "Okay, so you're gonna wire the money "and here's the wire information." And I gave her the wire information. I was homeless, I don't know if somebody may not know that, but I was homeless during this time. So I sent her the wire information and it had my mom's name on it. Because I didn't have a bank account. And so I was telling this woman to send me a lot of money to a personal bank account that didn't belong to me. And she was like, "Hmm," she's like, "We should back up a little bit "and talk a little bit more about this." And I said, "Oh, okay, is there something wrong? "Did I say something?" And she's like, "Yeah, you have a personal account, "it's not even in your name."

- Backstage Capital didn't have a bank account because there literally no capital to put into a bank account, But I thought, "No one's gonna take this seriously." I'm hopefully the first of many investors and the fund needs to have its own bank account. And I'm sure that Arlan knew that, but at that juncture, just hadn't been able to open an account yet. But when I said, "Oh, no, that's not gonna work "and here's why. "You need to have an official account "so that it's clear that you're committed "and it's not been running business." And she figured out how to do it. To this day, I don't actually know how she did it. Maybe she'll tell that story someday. And she came back and she said, "Okay, here's the Backstage Capital account." I was like, "Okay, let's do this." And thank goodness I did because I think Stewart Butterfield and Marc Andreessen were the next two investors to commit and wire it.

- That same year around the same time, I said, "I'm gonna invest in 100 companies "led by underrepresented founders by 2020." People laughed at me, people told me I was being unrealistic. And they were saying that not because necessarily they thought that I couldn't do it personally, but because they said, "Are there enough black people starting companies "that you'll even be able to invest in, "you'll even be able to find them?" And of course we all in this room understand how ridiculous that question is.

- [Reporter] Poll shows the pipeline problem is a myth.

- And most of us have been asked that sort of question or something as ridiculous in our lives and probably in the last 12 months. And I'm happy to say that in May of 2018, I, along with my team at Backstage Capital invested in the 100th company. I was just by myself just a few years prior to that. And I was telling everyone I could, that I was gonna invest in 100 companies by 2020. And I don't think anyone believed me, I don't think anyone, even if they were friendly, believe that I could actually make that happen. And to see photographs where there are 20, 30, 40 founders of ours in the same picture and to know how much they treat each other like family, they're always helping each other and working with each other. I mean, that's the greatest joy and the greatest feeling. And I feel like even if I did nothing else from this point on, to have been the spark of that just feels really fulfilling. I went to work, I got a coworking spot. I started talking to founders for so many years and so I had a pew of companies that I wanted to invest in. It wasn't a huge queue, but it was a really solid queue. And so Susan actually introduced me to a woman named Jocelyn Goldfein. Jocelyn used to lead an engineering team at Facebook and has since become herself, an investor. She invested in Backstage and then Jocelyn introduced me to Lars Rasmussen and he went on to invest with his partner Elomida. And then so people who would invest would make these connections. I would say, "Do you know one or two people "who might be interested?" And usually, that's the best place to go, because if they're interested in what you're doing, they can help evangelize for you. So it was really, honestly, brick by brick, step by step. It didn't go by fast. The investments, they were every few weeks, they would come in. And when you don't know that they're coming in it can seen like a lifetime. So there was never this point, where was just this inundation of money coming in. It was always $25K here, then two months later, $50K, then three months later, $25,000 then a month later, $100,000. And all along the way, step by step. I kept talking to founders, I kept finding out what they needed. I gave them advice when they asked for it and just kept learning. I just kept a really close eye on the industry. I was reading everything I could, every single day and talking to as many people as I could. And somehow I looked up December, 2016 and I have a $1.2 million fund I was able to put together.

- So I've invested now in 130 companies led by women and people of color in the last four years alone. And most of those are in the U.S., some in London. And I actually just posted about this today on Twitter. Oftentimes we talk about the makeup of the person, the profile, they're a black woman, they're this or that. And that's part of our branding and how we get our message out. But when I just posted what they're working on, it's just remarkable. I mean, working across industries and deep tech and everything from deep tech to beauty products and things that connect people, things that change lives, things that save lives. And the majority of these companies were at one point so undervalued and so overlooked that it was insulting. And that's where I saw six, seven years ago, the potential of what could be.

- And what have you learned, have you learned anything from these founders, these underrepresented, underestimated founders of yours?

- I mean, I learn every day from them. That's part of the distinct honor that I have in working on this and also part of the journey that keeps me inspired and excited about what I'm doing. I learned basically a confirmation, a reconfirmation of what I just said, which is that we're woefully underestimated, and you can choose to think of that as a negative and be frustrated by it and be saddened by it and be insulted by it, which I had been all those things at some point or maybe it's and, you can repurpose all of those emotions and all of that justified anger and justified insult and say, "Well, what does that mean? "If there's a potential here "that people are not really seeing the value in me, "that means I can catch them off guard, "that means I can go faster, further, better "and they won't see me coming." And so anyone who has any competitive streak in them, especially investors, they are very competitive people. They should be looking at startups that are led by people who have a little bit of a chip on their shoulder, because they've been treated a little bit poorly, because we have so much to prove.

- As I've been tracking investors and people that were in the music industry, I came across Arlan Hamilton. And for me that was like, "Oh my God, this is my dream investor."

- A good investor brings more than just money and meeting Arlan, really, that's what did it We met Arlan and she got it right away. She has a background in music and we spent like four hours with her sitting on the floor of my sister's living room apartment discussing our lives and what our passion is and why this is important, why we think it's important for the industry, the music industry and for musicians. And Arlan got it right away.

- When we met Arlan, we were on a tour of talking to VCs and fundraising and getting out there and pitching and stuff. And she understood what we were saying, she asked us really intelligent questions that got to the heart of what we were doing. And she supported us and her team supported us as well. She had worked in the music industry, she knew why we were doing this. She understood what it was that we were doing. And she didn't question it as something that was implicitly important.

- That same day, she brought in a musician friend of hers to say, "Hey, try this, I wanna see what you think." And that was so validating and empowering to get that response from her. And shortly after that, she said, "I'm invested in you guys." There was just like, no question. And we were kind of like shocked. We said, "What?"

- Not only just the financial support, but just knowing that she and Backstage as a team understood us and thought it was important was just a big confidence boost.

- Immediately after that, it was a lot of mentoring. I mean, we had several calls with Arlan and she gave us her thoughts on our growth strategies, connected us to a lot of people.

- From Backstage, the network is incredible. I mean, the people we've met through that network has been priceless, really. Like I could imagine a lot of founders paying for that network. Well, we got paid to have access to that network.

- We have access to 100 other entrepreneurs of color and all kinds of diverse women and people doing stuff in all different industries and in different companies in so many different stages where we're able to mentor each other and ask questions and, "Hey, have you heard of this investor, any thoughts?" Or, "We're hiring this person, any thoughts on that?" So it's a community that I think people are very grateful to be a part of because of the diversity in there of not only diversity of thinking, but just of what people are building. And so there's so much experience in there to pull from, and everybody is like rooting for each other. And so that's a super positive, exciting community to be a part of just going on the Slack channel and saying, "Hey, what's going on? "Who can we celebrate? "What news?" And they also have a Backstage mix tape that also like sums up all kinds of opportunities and highlights different companies wins. And so that alone, I think, feels like you have a community to be a part of, but just also you're on the pulse of things of what's happening in the industry and how we can help each other out.

- Backstage Capital is really special to me because Backstage was actually the first VC in both of my companies and the only VC in Flat Out of Heels. I met Arlan through another investor who told me that he was not able to invest, but there's a black woman investing in black companies and he felt like we should connect. This was before Arlan even finished raising her first fund for Backstage. And we got introduced by email and we hit it off right away. I thought she was very amazing and ambitious to be doing what she was doing. And as a person who had, at this point, been an entrepreneur for 16 years, it was a breath of fresh air to see someone from outside of that community coming in to really make an impact. So after we were introduced, we kept in touch for several months and she was not yet ready to invest in anything yet, but we built that relationship. And so Backstage has a special place in my heart because I felt like they were the first institutional capital to believe in what I could do. And the money they invested was really a catalyst for everything that we've been able to accomplish to this point. So PopCom, my technology company has raised over $3.3 million with the first check being from Backstage and Backstage followed on, so it meant a lot. When I was going through a rebrand and just really rethinking my business overall, I contacted Backstage Studio to get some guidance. So initially my company was called Solutions Vending International, very dry, directly to the point and it wasn't very techie. We're a tech company and we were called Solutions Vending International. And so someone told me, "You need a cooler name, a better name." And we really didn't have a lot of resources. We had just completed Techstars, we were raising our first round and we did not have money to go through a full rebrand. I contacted Arlan and Backstage Studio and Brian and the team came up with this logo that you see right here, the PopCom logo and helped me with a completely new look, something cool, something fun, and something that reflects the innovation that we create. Backstage Capital has impacted us because they believed in us and they supported us and they're always there anytime I call Christie and Arlan and anyone on the team, it's always a phone call or an email away. That is very valuable.

- The impact that Backstage has had on our company has been so significant and vital to our early start. And it gave us an opportunity to really branch out and seek the necessary coaching, mentoring and get that real VC feel for-

- The stamp of approval.

- Exactly, for where we're trying to go.

- Yeah, I remember having conversations with Arlan and team, just about the planning process behind ShearShare things that we should be thinking about that we didn't know that were things that are important to VCs. And so just having kind of this roadmap laid out for you. I mean, if you show us a target any given day, we're gonna hit the target and so Arlan did that for us. She showed us what the guide posts needed to look like, and then we've taken off ever since.

- And not only that, she has a great team members and people on her staff that are willing to lend a hand and you would think that, yeah, they're there for that reason, but they're happy to do it. And we're just so excited to know that we have someone that really supports us and that can help us get to that next level. And the relationships are second to none. So all in Backstage has really been an amazing, an amazing VC platform for us when it comes to our growth and exposing us to the right people and the right opportunities.

- I'll never forget it. Arlan looked at us after we had spent a few minutes talking and she said, "I don't know what it is, "but there's something magical between you guys "and so I want in." And she became the first VC that invested in ShearShare. And from there it's been, "Oh my gosh, an amazing journey."

- Sometimes when you think about some of the beautiful things that you witness in this world, most of the time they come from people and it made us really smile, it warmed our spirit. And after we left, we had to shed a tear because it was just one of those things where we really felt like, man, we found somebody who really believe in us. And all you really want is someone to just pour a little water of belief in you so that it can continue to give you the confidence that you need. And Arlan, you did that for us.

- Arlan was the ripple that we needed. You throw a rock in the water and you can't even see where the ripple ends. And for us, that meant the world to us and your ripple still lives on, Arlan.

- I think the turning point for us was when we met Arlan and there she was the first yes that we got. And it was the first check that we got in the round.

- After eight months of fundraising.

- Right, it took us a very, very long time. And then we met her and I think within the first 30 minutes, she's like, "Yup."

- Not only was she our first yes, she said yes on the spot.

- Right, right. And she, I think, not only validated what our ambitions were and what we're trying to do, and the quality of the idea. I think she also really believed in us as founders, which was- I really say it in such a way where it was very humbling because I think that we both know our abilities and know what we can do. I think that sometimes, especially when you're going to a new area where the type of people that you're talking to are different in how they think about the work that you do and the quality of it. And it was just nice to finally get that recognition and at the same time, get that extra push. Because I think once we got the yes from her, we we're like, "Okay, we can make this happen, "we can do this."

- When she gave us that yes, I was like, "Wait, are you sure?" I was speechless because that had never happened. And that wasn't something we even thought could happen. Like, it's always like, "Oh, we'll get back to you," thing. I'll let you know if we have any questions and then it's a waiting game if you hear from them at all. And the fact that she said yes on the spot, we were like, "Wait, are you sure?" It was crazy. And as Ahmed said, it fueled this fire within us and it was the wind in our sails we needed to then syndicate the rest of that round. And honestly, I don't know what we would've done had that not happened. Because that $50,000 came in and we got really strategic right away. Like we got this momentum, let's capitalize on it. But without Arlan, it would not have shaped up the way it did.

- I think for me, the thing that always stays with me, that I still remember, is the questions that she was asking. There was a theme that was emerging because there was one question in particular that stuck with me, which was, "What's the hardest thing that you guys have to go through "as entrepreneurs?" And at the end of the conversation, she was talking about really what I wanted to understand and know from you guys is whether or not you guys have the grind. Can you just make it happen? Can you hustle and just make something happen because for her and I'm sure you guys know her background or her story at this point, but the things that she's had to go through to get to where she's at, are amazing. And I think that she is a great demonstration of what character and resilience can do up against high odds. And it's just been really, really kind of exciting, kind of getting the fuel from her about that. And then also seeing it in ourselves. So that was something that really stayed with me.

- I always, even when I had no money, because I started with nothing. Even when I had no money and no one was talking about it in Silicon Valley or beyond, or in Texas where I was or anything, no one was really mentioning gender or race. I thought, I knew that these companies existed. So I knew they were there, I probably didn't quite understand how many qualified venture backable companies there were going to be in front of me. I probably underestimated that and that turned out to be a good thing, because there's just so much to choose from. I think about it, holistically, as in the whole portfolio, just almost half a billion dollars raised, more than a thousand jobs created. It's just, there's so much to look at when you think about it. A lot of the companies, we were their first check or we were in their first round and we kind of put that belief behind them. It was a confidence check as someone has called it in the past. But then I think about individual stories, I think about CurlMix. CurlMix, I met them in 2017 and they were mixing hair products out of their kitchen in Chicago. And it's a couple and right off the bat, investors seem to be worried about couples being co-founders, but I thought, "Man, they were really doing something." And they were really early in the process and they weren't doing a lot of revenue, but it was in the thousands per month. And I thought that was so impressive based on the resources that they already had and what they were able to do. So while I knew that a lot of investors might not get them just yet, I was really intrigued. So first, I became an official advisor of theirs and then Backstage invested. And I believe it was $25,000 at the time, something like that. And today, I mean they have millions and millions and millions of dollars in revenue. And they will tell you that those first few dollars, really went into building an infrastructure for them that allowed them just to grow at the pace that they wanted to. So we don't take all the credit and never will, but I just really love those types of stories because it means that we were there at an inflection point and we meant something to those founders. Think about Mahmee and Akash and so many other stories of impact of not only our putting money behind what they're doing, but what they're doing, serving the needs of so many other people, their customers, and in a lot of cases, they're working on companies themselves that are impacting thousands, if not more.

- To describe the people you invest in, you use a word that I like a lot, you use underestimated people. You don't invest in underrepresented people, you invest in underestimated people. Could you elaborate on that please?

- Yeah, so I think it's both. So the truth is that the people that I invest in, myself even, we're underestimated. We're underrepresented in the U.S. and other places. But what we found that really means is that we're underestimated. We walk into a room and because you're a woman, we're taken for granted, that we don't know as much, maybe. Walk into a room and because I'm black or the founder that I invest in is black in the U.S. and maybe they're taken as not as intelligent, or maybe not as successful as they could be. So when we think about it, it's true that we're underrepresented, that's kind of like the fact, the boring fact. The exciting potential is that we're underestimated, which means there's something to come that's really interesting.

- When Arlan first came to meet with me in Oakland, California, I was taken aback by her story, by her humility, by her candor, by her vision. I'm usually the one accused of being aggressive and overly optimistic, thinking about big, wild, audacious goals. And I think Arlan gives me a good run for my money and that's a compliment. I decided to invest at that first meeting and I was not wrong, I have no regrets. I love the community that Backstage has built. I love the visibility that Backstage has brought to all the companies in the portfolio, but also to underexposed women and people of color, entrepreneurs at large. And even though we're celebrating the five-year anniversary of Backstage Capital, and that is a huge accomplishment. Yay, congratulations. This is a very young and very important firm. We have so much more to do, so much more to achieve. We need to keep reinvesting in ourselves as much as possible, and the best is definitely still yet to come.

- I ended up doing a lot of work with Arlan and Christie on how to shape the mission and values of Backstage Capital and how to help facilitate some of the crew member meetings. And I introduced them to some potential investors, and it was just such an amazing experience over that year. The thing probably that I remember the most was when we were down in Austin at South by Southwest. And it was such an incredible of us and we were a force to be reckoned with and it really was a powerful time to be down there. and to spend time with other groups that were part of the marginalized communities who were really making a difference and helping to bring diversity, equity, inclusion and the stories and the passion to South by Southwest of people who were from underrepresented communities and being a white male amongst this group, really opened my eyes to just how important it is to support the folks at Backstage of supporting women, people of color, LGBTQ founders, and to try to figure out how to make it so that it's not so unusual.

- I could see that if what she wanted to create in Backstage Capital existed, if she was able to start going out and investing in underrepresented people, then that would make a difference to those people and those businesses right now. And I liked the direct effect that it would have. I thought this is something that I want to exist in the world.

- So my favorite memory of Backstage Capital was being able to participate in their event at South by Southwest in 2018. So Backstage Capital convened over 50 of their headliners, their investment companies, all in one room. And it was a great opportunity, for me as an investor, to meet these founders face-to-face and learn about their organizations in a very authentic and real way. There was just so much great energy in the room, so much optimism for the future. And also a lot of gratitude. Gratitude for being able to access capital that is much needed for startup companies. I love supporting other women. And so to find Arlan, who inherent in her business, supports other women and other underrepresented groups was a win-win for me.

- [Arlan] This team, our team, executes at a level that I've never experienced anywhere, seen anywhere. They do it for less, they do it with less, and they do it with a more life and passion than I've seen. It's really that, it comes down to that.

- Everyone on the team at the time I was there was just really sharp, smart, had somewhere values of just really wanting to do the work of investing in people of color, women, LGBTQ founders, and a lot of other firms, or a lot of other companies, mostly paid lip service, right? Like we were all very committed to that, had similar values, strong work ethics. And so really, really lucky to be a part of a team that was just passionate and out of this world. And so, yeah, that's what I met at Backstage and I actually ended up joining the company, full time, in 2018. And I get to work on the- Support our portfolio companies and got to make relationships with a lot of them, which I loved. And then also worked with companies through the Backstage Los Angeles Accelerator Program. And for that, I am extremely, extremely grateful.

- So I first met Arlan, when she was a guest on my podcast. She was charismatic, she was funny and she had a really important message to share. Why did I decide to work at Backstage? Pretty simple, the mission. Getting resources to the future founders of the world's most impactful companies when no one else is willing to step up and support them, that's a worthy mission.

- I remember rolling in with my suitcase into the, WeWork office in Santa Monica and looking around and seeing this wildly diverse team of investors who are smart, who are collaborative and just were excited to really capture this opportunity in the market venture capital that no one else had. And I felt at home. Backstage is a trailblazer when it comes to recognizing and capitalizing on the last venture capital arbitrage opportunity. Investing in underestimated founders through a wildly diverse investment team. And as soon as I saw that, I wanted to be part of it.

- Backstage was getting so much inbound from really strong underrepresented founders. It was just completely kind of dispelling that whole, it's a pipeline problem, when they're seeing thousands of companies come their way.

- [Reporter] Poll shows the pipeline problem is a myth.

- And they wanted someone to help structure the process and help build a framework on how to evaluate all these deals. And then I was excited to do it so I joined the team at that time I had been on the investment team ever since.

- Going into working for Backstage, it was unlike any other company I've ever worked for. And I worked for a large corporation like Sprint, and I've worked for smaller businesses as well. And I think what really stands out about Backstage through and through is our empathy, not only for our team members, but also for founders. And I remember a few stories where when I first started at Backstage, I thought it would be really- I was entering this world of finance and private equity and venture capital. So I had thought, "Well, I need to be really professional "and use my given name," which is Arnulfo. And so I asked Arlan and the team to call me Arnulfo and I had arnulfo@backstagecapital.com, but a few weeks in, it just didn't feel right because my entire life I had been called Chacho by my closest friends and family, and everyone called me Chacho and I asked Arlan I said, "Hey, do you mind if I change my email address "to chacho@backstagecapital.com?" And do you mind if I just go by Chacho and she was like, "Absolutely." She wanted me to bring my full self to work and me being Chacho is my full self.

- Before I even knew about Backstage or what our Arlan was working on. I was looking for somebody in the venture community with her point of view. And specifically I was looking for somebody that was interested in investing in underrepresented founders because of the business opportunity that it presented. I really didn't want to- I really didn't like how people approached it from a charity or social impact point of view. Anyways, so I found Arlan on Twitter and we started talking and then I met with her and I tried to get my old firm to invest in Backstage, that didn't work out, but we kept in touch. And I flew to LA in June of 2016 in order to just talk with Arlan about some ideas and projects that we had. And at the time she had a handful of portfolio companies and a handful of investors. And I thought Backstage was cool, but it was just like any other venture firm. And then in our meeting, she told me that it was her goal to invest in 100 companies, led by underrepresented founders by 2020. And when she said that, it gave me chills and I thought, "This is something much bigger "than what I had originally understood it to be." And when I saw her vision for what she wanted Backstage to be, I understood that Backstage could be in a position where the conversation would move forward in the venture and the tech industry, and more people would have opportunity than they had before. And Backstage would be the leader in the forefront for that. I'm so passionate about what we do, because I feel that investing in underestimated founders leads to returns, not just financially, but leads to progress on multiple levels. So for example, when you invest in underrepresented founder, then the next step is that they hire a diverse team. And then as that company goes and grows and has a successful exit, the founder and the team are the ones that generate wealth for themselves from that exit. They go on to be angel investors investing in the next set of diverse companies and we start to see returns waterfall. And we're starting to see that already with early Backstage portfolio companies. So I'm really thrilled to see the progress that we've made so far and excited about the future and what the future holds. And that's the story of how I came to join Backstage.

- We started an accelerator after we hit the 100 mark and we launched the accelerator in Los Angeles, Detroit, Philadelphia and London. And we launched it this year. And we said, if we get 800 applications, we're really doing something, we've made it. And we want to invest in 24 companies, so that's 3%. That'll be amazing. Can you imagine your first time out as an accelerator getting 800 applications? We said, if we get a thousand, then we are well above and beyond what we expected and we'll probably have a cohort two. We had 1900 applications in five weeks from across the world, including from Canada. And we had to stop, we had to pull up the drawbridge because it was so much good to look at and we only had a limited amount of capital.

- We ran applications for our Accelerator Program. We had a global accelerator, that operated in London, Detroit, Philadelphia and Los Angeles, and almost 2000 people applied for it. And we took them through a rigorous vetting process. And what we had done is gone from 2000 companies down to a total 24 companies that participated in the program. So after a few months of vetting the companies and going through interviews, we made the decisions on who we would include. And we did a Zoom call with the founders, with our team, to welcome them in to the program. And what we found on the Zoom call, it was just like the founders had so much joy and it was so fun to be able to tell them that they got to be a part of Accelerator. And for me, it wasn't just the fact that we got to invest in them and write that check, it was because I knew that being a part of Backstage meant that they were now joining a family of companies that would support them, no matter what obstacles, they'd overcome and help them grow in their success.

- There is no way.

- I mean you're breaking up but I think I heard it.

- You got the message.

- Thank you so much, thank you so much.

- No, thank you for doing that. We know it's been a super, super arduous journey of going through all the rounds of this. We are so glad for you to have made it, all the way to the finals and to have made it into the Detroit Accelerator. We're looking forward to it.

- Thank you, thank you so much. I don't even know what to say.

- How are you feeling?

- I'm feeling good, I appreciate it. I appreciate you guys believing in us. And I think we're gonna build something great here and get a lot of value for people, so I appreciate it.

- I'm trying to hold back. People are gonna have you right now. Absolutely cracking right now. Honest to God, like when I tell you that we are so ready for the opportunity, just know that we're gonna pick up the ball and run with it.

- The future looks bright for Backstage. We're way beyond the 100 companies that I first imagined. So many people are- There's a network effect, for sure if you look into what Backstage is doing, I think the future of Backstage is more of what we've been doing. I think it is putting money into the hands of underrepresented, underestimated founders at the earliest stages. Catching them when they need and want that confidence check and really being there for them. It doesn't matter how much we put in, if we put in $25,000 or $25 million, we're there for them. They know they have a full team that wants them to do well. I think the future of Backstage hinges on not only me, but the work that everybody at Backstage does. Not just the people who are here today but with everyone who has walked the halls of Backstage, if you will. All of our alumni team, our team has left an indelible mark on what Backstage is and what it will become. I think you'll see a lot more money under management, that's one way to measure success, it's not the only way. So right now $10, $12 million under management, I think you 100X that at one point, at some point, but in between time, what you're going to see is a lot of these companies that we've put early bets into are going to flourish as they have been. Some of those will have these massive exits that people look for, others will have a humble exits or continue to return in other ways when it comes to impact. And I think we're gonna have a lot of very, very happy, limited partners who are our investors. I also believe that a lot of these founders are going to go on, as many of them have already done, to invest in other founders.

- So in five to 10 years, what does success look like for you where your organization is-?

- Success to me is rooms of diversity without incredible effort. It is the status quo. It is Backstage. Doesn't have to exist, it gets to exist. When our founders come back to me, some of our founders come back and they're investing in other founders. When their success outranks what my believed or perceived success is that will be a glorious moment.

EXHIBIT E

Omnibus Class CF Interest Instrument

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.


BACKSTAGE CAPITAL, LLC

Subscription Agreement for
Class CF Interests

2021


This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Backstage Capital, LLC, a Delaware limited liability company (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Class CF Interests Instrument attached hereto as Exhibit A (the "**Omnibus Class CF Interest Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____] (the "**Subscription Amount**") for the right to a contingent beneficial ownership of certain of the Company's Class CF Interests (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in a Class CF Interest issued by the Company to the trustee and custodian designated in the Omnibus Class CF Interest Instrument, with such trustee and custodian as legal record owner of the Class CF Interests.

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the trustee and custodian designated in the Omnibus Class CF Interest Instrument; (iv) Subscriber's delivery of an executed counterpart of this Agreement; and (v) the Company counter-signing this Agreement.

   (b) *Nature of Interest in Omnibus Class CF Interest Instrument.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Class CF Interest Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a beneficial interest in the Omnibus Class CF Interest Instrument, (i) with any voting, information or inspection, or distribution rights not explicitly provided by the Omnibus Class CF Interest Instrument (or the Subscriber's beneficial interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class CF Interest Instrument and in any proxy agreement or (ii) any right to be deemed the legal record owner of the Omnibus Class CF Interest Instrument, with any right to vote, receive information, conduct inspections or receive distributions or be deemed the holder of Membership Interests for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a unitholder of the Company or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein.

3. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

    (a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

    (b) The Subscriber has been advised that the Omnibus Class CF Interest Instrument (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Class CF Interest Instrument (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its beneficial interest in the Omnibus Class CF Interest Instrument and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Class CF Interest Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Class CF Interest Instrument.

    (c) The Subscriber is purchasing its beneficial interest in the Omnibus Class CF Interest Instrument and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Class CF Interest Instrument (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

    (d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the custodian and trustee pursuant to a valid and binding custody account agreement.

    (e) The Subscriber acknowledges, and is making the Subscription and purchasing its beneficial interest in the Omnibus Class CF Interest Instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Class CF Interest Instrument and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Class CF Interest Instrument (and the Subscriber's beneficial interest therein) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Class CF Interest Instrument, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Class CF Interest Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Class CF Interest Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a beneficial interest in the Omnibus Class CF Interest Instrument, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, regulations, or as provided in the Omnibus Class CF Interest Instrument and any proxy agreement.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Class CF Interest Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Class CF Interest Instrument, the underlying securities or any other class of the Company's.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Class CF Interest Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Class CF Interest Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its beneficial interest in the Omnibus Class CF Interest Instrument does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Class CF Interest Instrument in its sole and absolute discretion.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its beneficial interest in the Omnibus Class CF Interest Instrument for a Class CF Interest Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Class CF Interest Instrument and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Class CF Interest Instrument; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Omnibus Class CF Interest Instrument and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Class CF Interest Instrument (and the Subscriber's beneficial interest therein) and the underlying securities.

(q) If the Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber hereby ratifies, adopts, accepts, and agrees to be bound by all of the terms and provisions of the Limited Liability Company Agreement of the Company, as amended and/or restated from time to time and to perform all obligations therein imposed upon a member of the Company with respect to the beneficial interest in the Omnibus Class CF Interest Instrument.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION

WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Class CF Interest Instrument (and the Subscriber's beneficial interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Class CF Interest Instrument applicable to Holders.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

By: _____
    Name: [Investor Name]
    Title: [If Applicable]
    Address:
    Email:

Accepted and Agreed:

COMPANY:

BACKSTAGE CAPITAL, LLC

By: _____
    Name:
    Title:
    Address:
    Email:

FORM OF OMNIBUS CLASS CF INTEREST INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

BACKSTAGE CAPITAL, LLC

OMNIBUS CLASS CF INTEREST INSTRUMENT

Series 2021

THIS CLASS CF INTEREST INSTRUMENT CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[＿＿＿＿] (the "**Omnibus Class CF Interest Instrument Amount**"), Backstage Capital, LLC, Delaware limited liability company (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian, trustee, and record holder ("**Prime Trust**"), the right to certain Class CF Interests (defined below), subject to the terms set forth below, and subject to Prime Trust's execution of the Joinder to the Limited Liability Company Operating Agreement of Backstage Capital, LLC (Exhibit B) (the "**Joinder**").

1. Instrument

This Omnibus Class CF Interest Instrument initially shall entitle each Subscriber to beneficial ownership interest in the number of Class CF Interests in the Company equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the the Class CF Interest Instrument Amount ; *times* (ii) the quotient of the Class CF Interest [] Instrument Amount *divided by* the [OFFERING PRICE PER CLASS CF INTEREST] . The number of Class CF Interests exchangeable for this instrument shall be subject to adjustment by the Company in the event of any interest subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Membership Interests or the Company.

2. Definitions

"**Class CF Interest**" means non-voting Membership Interests of the Company representing Interests issued to a Class CF Member as set forth in the Limited Liability Company Agreement of the Company, as amended and restated from time to time.

"**Class CF Member**" means a Person admitted to the Company as a Class CF Member pursuant to the execution of the Joinder to the Limited Liability Company Agreement of the Company, as amended and restated from time to time (Exhibit B).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a beneficial interest in this Omnibus Class CF Interest Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Interest**" means, with respect to a Member, the entire interest of such Member in the Company.

"**Member**" means each of the parties that have executed this Agreement and each of the parties that may hereafter become Additional or Substitute Members pursuant to this Agreement.

"Member of the Family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

"**Membership Interests**" shall mean any ownership rights in the Company, indicated by the right to receive cash or other distributions declared by the Members, and having voting rights in the governance of the Company now existing or hereafter created in accordance with this Agreement. Initially, the Membership Interests shall consist of the Class A Interests and the Class CF Interests.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, (d/b/a Republic) or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

3. Company Representations

(a)   The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Class CF Interest Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Class CF Interest Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Class CF Interest Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Omnibus Class CF Interest Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the Omnibus Class CF Interest Instrument issuable pursuant to Section 1.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this Omnibus Class CF Interest Instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Class CF Interest Instrument.

4. Prime Trust Representations

Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Class CF Interest Instrument and to perform its obligations hereunder. This Omnibus Class CF Interest Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. Transfer Restrictions

(a)   Except with the prior written consent of the Company, neither Prime Trust nor any Holder may transfer any Membership Interest either voluntarily or involuntarily by operation of law.

(b)   Subject to foregoing, Class CF Interests may not be transferred by Prime Trust nor any Holder during the one-year holding period beginning when the Class CF Interests were issued, unless such Class CF Interests are transferred: (i) to the Company; (ii) to an "accredited investor" (as such term is defined by Rule 501(d) of Regulation D promulgated under the Securities Act); (iii) as part of an initial public offering; or (iv) to a Member of the Family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a Member of the Family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstances.

(c)   Prime Trust acknowledges that the restrictions on transfer of Interests set forth herein are imposed to accomplish legitimate purposes of the parties hereto, and that such restrictions are not more restrictive than necessary to accomplish such purposes. Prime Trust acknowledges that no Interests, whether now owned or hereafter acquired, nor any right, title or interest therein, shall be subject to any transfer except in compliance with the terms and conditions of the Limited Liability Company Agreement of the Company, as amended from time to time.

(d)   No portion of this Omnibus Class CF Interest Instrument (or any beneficial interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   No disposition of this Omnibus Class CF Interest Instrument (or any beneficial interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Class CF Interest Instrument (or any beneficial interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their beneficial interests in this Omnibus Class CF Interest Instrument for Class CF Interests in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's manager to be advisable to reorganize this Omnibus Class CF Interest Instrument issued pursuant to the terms of this Omnibus Class CF Interest Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders. Prime Trust may assign its distribution rights and any applicable voting rights to the Holders.

(c)   Any provision of this Omnibus Class CF Interest Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the beneficial interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Class CF Interest Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Class CF Interest Instrument shall be considered legal record holder of the Class CF Interests.

(f)   Neither this Omnibus Class CF Interest Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Omnibus Class CF Interest Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and provided, further, that the Company may assign this Omnibus Class CF Interest Instrument in whole, without the consent of Prime Trust, to any other entity who directly or indirectly, controls, is controlled by or is under common control with Company, including, without limitation, any managing member, manager, officer or director of the Company.

(g) In the event any one or more of the terms or provisions of this Omnibus Class CF Interest Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Class CF Interest Instrument operate or would prospectively operate to invalidate this Omnibus Class CF Interest Instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Class CF Interest Instrument and the remaining terms and provisions of this Omnibus Class CF Interest Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this Omnibus Class CF Interest Instrument may be issued in whole or fractional parts.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Class CF Interest Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration Los Angeles, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Class CF Interest Instrument to be duly executed and delivered.

BACKSTAGE CAPITAL, LLC

By: _____
    Name:
    Title:
    Address:
    Email:

PRIME TRUST, LLC,
As Trustee and Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

JOINDER TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
BACKSTAGE CAPITAL,
LLC
FOR CLASS CF
INTERESTS

THIS JOINDER (this "Joinder"), dated as of_____, 2021, to that certain Limited Liability Company Operating Agreement of
Backstage Capital, LLC
, a Delaware limited liability company (the "Company"), dated as of September 29, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and Prime Trust, LLC ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to an Omnibus Class CF Interest Instrument dated as of
_____,
2021 and subject to New Member's execution of this Joinder, New Member has acquired certain Class CF Interests of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class CF Member for all purposes thereof on the date hereof.

2.   Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3.   Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4.   Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

BACKSTAGE CAPITAL, LLC

By: _____
Name:
Title:

NEW MEMBER:
Prime Trust, LLC

By:_____
Name: [PT Party Name]
Title:

_____

Custodial Instrument BACKSTAGE CAPITAL, LLC